Filed by Zimmer Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No. 333-111533

Subject Company: Implex Corp. – Commission file number not applicable

On January 13, 2004, Ray Elliott, Chairman, President and CEO of Zimmer Holdings presented on the company’s business at the JPMorgan Healthcare Conference. The following is a copy of the slide presentation for that conference:

Perfect Fit = + 22nd Annual JPMorgan Healthcare Conference

Additional Disclaimers Zimmer has filed a registration statement, including a proxy statement/prospectus and other relevant materials with the SEC, for the issuance of its shares in connection with the proposed acquisition of Implex. Shareholders of Implex are urged to read the relevant materials when they become available before making any voting decision with respect to the proposed merger, because they will contain important information about Zimmer, Implex and the proposed merger. When available, copies of the proxy statement/prospectus will be mailed to Implex shareholders and it or other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC's website at www.sec.gov, or by directing a request to Zimmer at P.O. Box 708, Warsaw, Indiana 46581-8037 or Implex at 80 Commerce Drive, Allendale, New Jersey 07041-1600. This presentation material contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management's beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," and "seeks" or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, our ability to successfully integrate Centerpulse AG, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this presentation material are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this presentation material.

Agenda For Today . . . . . Four Topics Strategy Conformation Minimally Invasive Update Centerpulse Integration Implex Acquisition

Arthritis Arthritis is the most common chronic condition Arthritis is the number one cause of U.S. disability 63 percent are working age patients Arthritis affects 1 out of 6 individuals Today 42.7 million Americans have arthritis By year 2020, 60 million Americans will have arthritis Center for Disease Control Statistics

Zimmer's Long-Standing Strategy New Markets Spine New Geographies Europe New Products "New Patient" Strategies

Zimmer "New Patient" Philosophy New Products "New Patient" Strategies Younger, active and better informed patients. Innovative Materials Hybrid Biologics DTC Lifestyle Designs MIS Revision

Minimally Invasive Solutions(tm) (MIS) For the patient and for Zimmer, it's not about small incisions, it's about living life big! Revision Innovative Materials Hybrid Bio- technology DTC Lifestyle Designs MIS "New Patient" Strategies

"Living Life Big" With MIS . . . . . less invasion, less pain and less systemic cost same day mobility, ambulation and discharge patient-defined "normal life" in a few weeks post-op We Believe Patient Quality of Life Will be the Key Measure A younger, informed more active patient will rule

MIS Total Hips and Knees . . . . . Less blood loss Less rehab Less hospital time Less scar Min. blood donation or loss 50% -60% less rehab Min. tissue disruption and scar Home the same day "Painless" Image-Guided Less cost

MIS TKR Quadriceps Options . . . . . MIS TKR Quadriceps Options . . . . . Mini Medial Parapatellar 9-14 cm 2-4 cm Quad Snip Standard 20-30 cm Quad incision MIS Medial Parapatellar 7-10 cm No Quad Snip Mini Sub- Vastus 9-12 cm No Quad Snip Zimmer MIS Quad Sparing(tm) 7-10 cm No Quad Snip

What's All This Talk About the Zimmer 2-Incision Hip? Video Presentation

# Potentially 13+ MIS Patents With 400 Claims

| MIS HIP (139 Pending Claims) | | |
|---|---|---|
| **TITLE** | **NUMBER OF CLAIMS** | **STATUS** |
| Lit Anterior Retractor | 28 | Pending |
| Ligametum Teres Femoris Cutter | 42 | Pending |
| Method and Apparatus for Performing Total Hip Arthroplasty | 17 | Allowed |
| Method and Apparatus for Performing Total Hip Arthroplasty | 6 | Pending |
| Method and Apparatus for Performing Total Hip Arthroplasty | 14 | Pending |
| Method and Apparatus for Performing Total Hip Arthroplasty | 32 | Pending |
| **TOTAL CLAIMS** | **139** | |

| TRANSFORMATION TECHNOLOGIES (239 PENDING CLAIMS; 22 ISSUED CLAIMS) | | |
|---|---|---|
| **TITLE** | **NUMBER OF CLAIMS** | **STATUS** |
| Contoured Polymer Filled Implant | 13 | Issued |
| Polymer Filled Hip Fracture Fixation Device | 9 | Issued |
| Method and Apparatus for Reducing Femoral Fractures | 50 | Pending |
| Method and Apparatus for Reducing Femoral Fractures | 72 | Pending |
| Method and Apparatus for Reducing Femoral Fractures | 41 | Pending |
| Artificial Spinal Disc | 43 | Pending |
| Expandable Reamer | 33 | Pending |
| **TOTAL CLAIMS** | **261** | |

Our Zimmer MIS Requires Intense Education Total Surgeons Trained in Zimmer MIS Institutes 2003 MIS 2-Incision MIS "Mini" Hip MIS "Mini" Knee All Other TOTAL 493 1162 1030 687 3372

Hip Fixation Morbidity 4% of patients die during initial hospitalization 25% of patients die within one year of surgery 40% of patients require long- term care 50% of patients never walk unassisted 90% of hip fractures are associated with osteoporosis Source: AAOS, "Hip fracture epidemic requires health system reform" 0 20 40 60 80 100

Shouldn't MIS Hip Fracture Fixation be in Our Future? Create a stable biomechanical platform Create a distal fixation cavity within the bone through a 16-18 mm portal Introduce a flexible containment device which allows for collapse of the fracture Fill the containment device with an injectable, load carrying polymer What if Zimmer could . . . . .

A Transformational MIS Approach to Hip Fixation 500,000 fractures per year

To Create the # 1 Pure-Play Orthopaedics Company Superior strategic and financial potential Unique and ideal pure-play orthopaedic fit Leading market positions, technology and scale Why Put Our Two Companies Together? +

Zimmer and Centerpulse Are a Financial "Powerhouse" $2.2 billion in combined 2002 sales Earnings per year of over $650 million (combined 2002 EBITDA) Accretive to 2004 First Call EPS ($1.91 on May 18) based on key analyst's current work Projected to be debt free again by end of 2006

With a Strong Combined Credit Profile Projected statistics consistent with investment grade credit Estimated at Closing (9/30/03) Debt / Book Capitalization 36.0% Debt / EBITDA 1.9x Net Debt / EBITDA 1.7x EBITDA / Interest 13.1x FFO / Debt 37.7%

And Leading Positions . . . . . Premier, Innovative, Global Orthopaedics Company Leading Technology MIS Alternate Materials CAS Biologics Disc / Nucleus Leading Scale 100,000+ SKUs 2,000+ sales people 1,000,000+ ft2 mfg 1,000+ patents 100,000+ outcomes Leading Positions #1 Reconstructive #1 Hips #1 Knees #1 Europe #1 US & Japan

To Create the World's Leader in Served Markets . . . . . ($ in Millions) Note: Includes hips, knees, shoulders, elbows, spine, trauma and dental markets. +

Creates the Leading Reconstructive Company . . . . . Note: Includes hips, knees, shoulders, elbows and dental markets. ($ in Millions) +

Reconstructive Market - 2004 Estimated JNJ Stryker Zimmer Biomet Centerpulse Smith & Nephew Wright Exactech Other Market Share 23.2 21.4 30 11.4 0.103 7.7 2.6 0.8 3.8 $6.4 Billion market growing at 13%

# Creates Geographic Balance

($ in Millions)

| Zimmer<br>2002 Sales: $1,372 | Centerpulse<br>2002 Sales [1]: $796 | Zimmer + Centerpulse<br>2002 Sales: $2,168 |
|---|---|---|



Asia-
Pacific
20%
68%
12%
Europe
Americas



ROW
9%
43%
48%
Europe
North
America



ROW
16%
25%
Europe
59%
Americas

(1) Represents sales from continuing operations.

Note: Combined Americas includes Americas sales for Zimmer and North America revenue for Centerpulse. Combined ROW includes Asia-Pacific sales for Zimmer and ROW revenue for Centerpulse.

With an Expanded "Footprint" . . . . .

Integrated new product development Leverage MIS programs Increase salesforce leverage Merge disc / nucleus discovery Invest in targeted biologics Zimmer Spine Is Crucial to Our Growth . . . . . Interbody Fusion Cages Instruments - rods, screws, plates, hooks Allograft and Bone Materials Artificial Disc and Nucleus 2002 Sales: $115 million North America Europe Japan Growth Strategies

Maintain status as an independent division Focus on timely and increased new product development Utilize Zimmer "reconstructive" technology base Focus on earnings quality Targeted choices for global expansion Zimmer Dental Provides Diversification . . . . .

And With Industry Leading R&D Commitment . . . . . Transformational implants, instruments and techniques Co-develop imaging and guidance tools Metrology and Tribology skillsets utilization Orthopaedic biologics with a cartilage and BMP focus Zimmer + Centerpulse R&D ($ in Millions) 2002 R&D as % of Sales 6.0% 6.0%

Targeted Synergies ($ in millions) Estimate (full year) As % of ZMH & CEP Actions COGS $25 - 30 4 - 5% Increased capacity utilization Insource forgings and castings High speed axis mills and robotic polishing Selling 5 1 Sales administration Sales training Marketing /Distribution 10 - 15 4 - 6 Meeting and convention services Brand management G&A 20 - 25 13 - 17 Corporate functions Risk management program Product liability insurance Information technology R&D 10 - 15 6 - 9 Integrate overlapping programs in reconstructive Focused integrated program in biologics Total 70 - 90

Targeted Synergies - $'s and Timing 2004 2005 2006 2007 2008 Sales Dis-Synergies $ (50) $ (25) - - - Op Profit from Sales Dis-Synergies (20) (10) - - - Expense synergies: COGS 2 8 30 30 30 R&D 6 15 15 15 15 Selling 2 5 5 5 5 Marketing and Distribution 3 15 15 15 15 G & A 8 23 25 25 25 Total Expense Synergies 21 66 90 90 90 Net Pretax Synergies 1 56 90 90 90 ($ in millions)

Zimmer Has an Early and Active Integration Process . . . Moved to stabilize business and protect sales Executive management team appointed Direct and frequent communication Integration process launched Integration principles established: Retention Communication Control Leadership "Best Athlete" Observations Culture Execution Fairness Involvement Speed = Critical focus on customers Control of the situation Integration objectives defined Integration as a discrete process Generate cash from synergies Outcomes

Integration Objectives Seamless customer transition--sales and surgeon Clear leadership and communication to all stakeholders Adopt the best of both cultures--choose "best athlete" Move with speed--make tough decisions early Achieve targeted synergies Reward and recognize contributions

# Where Are We in the Process?

Today → Phase II

## Phase 0 – 2 weeks: Preparation

- Guiding principles ✓
- Team appointment ✓
- Team charters and customized kickoff document ✓
- Master integration project document (schedule, output by meeting, etc) ✓
- Customized templates ✓
- Day One stabilization checklist ✓

## Phase I – 6 weeks: Planning and fact base development

- Chartered, trained teams ✓
- Starting baselines ✓
  - Financial
  - Operational
  - Cultural
- Detailed functional team workplans ✓
- Identified key issues, priorities and interdependencies ✓
- Benchmarked top-down synergies ✓
- Day One functional stabilization checklist ✓

## Phase II – 8 weeks: Option development and selection

- Functional integration options, analysis and recommendation ✓
- Confirmed, enhanced synergy targets and financial impact roll-up ✓
- Best practice/ operating improvement identification and recommendation ✓
- Implementation priorities, key steps, sequence, timing, risks ✓

## Phase III – 8+ weeks: Transition and implementation

- Reconfirmed decisions, resolved open issues
- Detailed implementation plan by initiative and action item; sequence, timing, milestones, accountability
- Implementation change management plan, processes and communications
- "Quick win" capture
- Performance evaluated and tracked vs. targets

Cultural Survey Participation More Than 50% (1) Out of all employees that have been invited 753 271 40 85 43 32 6 613 391 79 111 50 103 44 34 0 200 400 600 800 1000 1200 1400 USA Switz Japan Germany Australasia France Other ROW Italy Iberia Europe oth UK Canada No answer No answer Centerpulse Zimmer 1,368 393 351 151 135 110 56 54 53 51 28 27 23 51% 64% 87% 53% 29% 41% 55% 34% 63% 36% 21% 79% n/a Partici- pation(1) (%) 2800 Global Respondents

Strong Cultural Common Ground Performance Disciplines Collective Commitment Capable Workforce Platforms for Collaboration Performance Management Sharp Individual Accountabilitie s Shared vision, values Personal Growth Supportive Environment Recognition Appreciation Empowerment Spoke 1 Spoke 3 Spoke 1 4.1 3.9 3.8 Spoke 2 4.3 4.3 4 Spoke 3 3.7 3.8 3.3 Spoke 4 3.7 3.6 3.3 Spoke 5 3.8 3.7 3.4 Collective Commitment Capable Workforce Platforms for Collaboration Performance Management Sharp Individual Accountabilitie s Shared vision, values Personal Growth Supportive Environment Recognition Appreciation Empowerment Collective Commitment Capable Workforce Platforms for Collaboration Performance Management Sharp Individual Accountabilitie s Shared vision, values Personal Growth Supportive Environment Recognition Appreciation Empowerment Personal Motivators ZMH CEP Benchmark avg. Spoke 1 Spoke 2 Spoke 3 Spoke 1 4.2 3.7 3.7 Spoke 2 4.2 4.2 3.8 Spoke 3 3.7 3.7 3.3 Spoke 4 4 4 3.7 Spoke 5 3.9 3.8 3.5 Spoke 1 Spoke 2 Spoke 3 Spoke 1 3.8 3.7 3.8 Spoke 2 4.1 4.1 4 Spoke 3 3.4 3.6 3.3 Spoke 4 3.4 3.4 3.3 Spoke 5 3.4 3.6 3.4 Spoke 1 Spoke 2 Spoke 3 Spoke 1 3.8 3.7 3.7 Spoke 2 4 4.1 3.8 Spoke 3 3.4 3.5 3.3 Spoke 4 3.7 3.8 3.7 Spoke 5 3.6 3.7 3.5 Spoke 1 Spoke 2 Spoke 3 Spoke 1 3.7 3.6 3.8 Spoke 2 4 4.1 4 Spoke 3 3.3 3.4 3.3 Spoke 4 3.3 3.4 3.3 Spoke 5 3.4 3.4 3.4 Spoke 1 Spoke 2 Spoke 3 Spoke 1 3.8 3.6 3.7 Spoke 2 3.7 3.8 3.8 Spoke 3 3.3 3.4 3.3 Spoke 4 3.5 3.7 3.7 Spoke 5 3.5 3.5 3.5 Leadership (Directors, VPs and above) Management (TL, manager, supervisor) Workforce (Individual contributors)

Sales Integration Plan US Sales Force Integration Distributor negotiations & re-alignments complete Inventory & asset verifications in progress Combined sales force effective January 1st, 2004 Single billing system to go live April 1st, 2004 US Sales VP appointed but U.S. President resigned 1,000 attendees to first National Sales Meeting Product cross training program underway

# Centerpulse Agent Status


ADVANCED ORTHOPEDICS INLAND
IMPLANT SOLUTIONS
PROJOINT MEDICAL
INTERWEST ORTHOPEDICS
ZIMMER ROCKY MTN.
PRIMARY SURGICAL
ORTHO SYS
INNOVATIVE
INT VREEDE
PATRIOT MEDICAL
CENTERPULSE NEW ENGLAND
JET
ELIZUR
MARLI MEDICAL
GREAT LAKES
PETRA
INT ASSOC
CSA
DONOHOE & ASSOCIATES
RIVER CITY
SOUTHTECH ORTHOPEDICS
PERFORMANCE MEDICAL
CAROLINA SURGICAL
INTERMED
ZONA ORTHOPEDICS
XCEL
ORTHO SOURCE
WILKINS MEDICAL
W. WOLF & ASSOCIATES
MD IL LLC
H & H
SOUTHERN SURGICAL CONSULTANTS
ORTHOPEDIC SPECIALTIES
PRECISION
JOINT VENTURE

| | Sales |
|---|---|
| Successful completion* | $202MM |
| Completion is unlikely | $ 7MM |
| | $209MM |

* Most include execution of final contract documents

Key Integration Milestones Going Forward "Challenge sessions" to finalize expected synergies Up-loading into initiative tracking tools To measure progress by accountable individual by region, country and function Synergy translation into revised 2004 plan Implementation work planning and documentation by all initiative owners Continued communication Adapted to reflect regular pulsechecks

Implex Acquisition Exclusive strategic alliance - 2000 Acquiring 100% of Implex stock Recon, Spine and Sports Med $108MM plus earn out value $0.01 dilution in 2004 Founded in 1991 ex-Howmedica Anticipated close Qtr. 1, 2004

Zimmer Statement of Earnings - 3rd Quarter 2003 ($ in Millions, except EPS) Leveraged earnings through profitable sales growth

Zimmer - 3rd Quarter 2003 Growth At a Glance "Waterfall effect" sales to earnings performance 14% 11%

Zimmer (+147.02%) S&P HC Equipment & Supplies (+30.65%) S&P 500 (7.38%) Peer Index (+43.91%) (BMET, SNN & SYK) The Scoreboard Zimmer's share price has increased by 2.5x since the spinoff.

Thank You